AH
9-21-2004

SEC MAIL RECEIVED SEP 07 2004 WASH. D.C. 155 PROCESSING SECTION

[redacted]

SECURITIES 04013333 ION
Washington, D.C. 20549

SO 9/20/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 AND ENDING 06/30/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Growth Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Franklin Street, 10th Floor
(No. and Street)

Boston MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Thomajan (617) 261-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman LLP
(Name – *if individual, state last, first, middle name*)

150 Federal Street, Suite 900, Boston, MA 02110
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Chris Thomajan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Growth Capital, LLC, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Christopher E. Thomajan
Signature

Chief Financial Officer
Title

See reverse side
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

150 Federal Street
9th Floor
Boston, Massachusetts 02110-1745
Telephone: (617) 422-0700
Fax: (617) 422-0909

Independent Auditors' Report

To the Member of
America's Growth Capital LLC
Boston, MA

We have audited the accompanying statement of financial condition of America's Growth Capital LLC (the "Company"), as of June 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of America's Growth Capital LLC as of June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Boston, Massachusetts
August 9, 2004

America's Growth Capital LLC

Statement of Financial Condition

June 30,	2004
Assets	
Cash	$3,804,561
Commissions receivable	1,507,901
Deposit with clearing broker (Note 2)	100,000
Management fees receivable	474,783
Deposits	86,172
Prepaid expenses and other current assets	44,642
	6,018,059
Fixed assets, at cost:	
Hardware	257,514
Software	23,057
Furniture and fixtures	14,763
	295,334
Less: Accumulated depreciation	(124,140)
Total fixed assets, net	171,194
Total assets	$6,189,253

Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 241,433
Accrued expenses and other current liabilities	2,318,171
Total liabilities	2,559,604
Commitments and contingent liabilities (Note 4)	
Member's equity	3,629,649
Total liabilities and member's equity	$6,189,253

See accompanying summary of business and significant accounting policies and notes to financial statements.

America's Growth Capital LLC

Summary of Business and Significant Accounting Policies

Business

America's Growth Capital LLC (the "Company") was incorporated January 8, 2003 under the laws of the State of Delaware and is a Limited Liability Company. America's Growth Capital Holdings LLC (the "Parent") is the Company's sole member. In July 2003, the Company became a Broker-Dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company engages in research, trading and investment banking services for its clients.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

Property and Equipment

Fixed assets are depreciated using the straight-line method over the following estimated useful lives.

Category	Years
Hardware	2 years
Software	2 years
Furniture and fixtures	2 years

The remaining lives of fixed assets are reviewed by management on a periodic basis. Management will revise its depreciation policy should it deem that the facts and circumstances so warrant.

Income Taxes

As a single-member LLC, the Company is treated as a partnership for U.S. federal income tax purposes. The Company intends to maintain its partnership status for federal income tax purposes and, accordingly, no provision for federal income taxes is necessary, as the tax implications of the Company's activities accrue directly to its member.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Receivable from and Payable to Broker-Dealers and Clearing Organization

The Company clears its proprietary and customer transactions through another broker-dealer, Pershing LLC, on a fully disclosed basis. Balances shown as commissions receivable represent amounts due in connection with the Company's normal transactions involving trading of securities and are held in a cash account for the benefit of the Company.

2. Deposit with Clearing Broker

Pursuant to the clearing agreement, the Company is required to maintain a collateral deposit aggregating $100,000 against losses due to nonperformance by its institutional clients and any amounts due to the clearing broker.

The Company is subject to credit risk if the clearing broker is unable to repay balances due.

3. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not anticipate non-performance by its counterparties.

4. Commitments and Contingent Liabilities

The Company leases its facilities under operating sublease agreements. Deferred rent liability, which is included in other liabilities on the accompanying statement of financial condition, represents the Company's policy of amortizing rent expense on a straight-line basis over the life of the lease rather than recognizing expense as cash payments are made. Rental expense under the operating leases was approximately $121,000, of which approximately $10,000 was deferred rent for the year ended June 30, 2004.

The Company also utilizes certain equipment under the terms of operating leases expiring through 2007.

4. Commitments and Contingent Liabilities (Continued)

Minimum lease payments required under these agreements are as follows at June 30, 2004:

Fiscal year	Amount
2005	$145,456
2006	20,004
2007	16,670
	$182,130

The Company has not been named as a defendant in any lawsuits.

In the normal course of business, the Company may enter into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at June 30, 2004.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

5. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8:1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1). At June 30, 2004, the Company had net capital of $2,777,054, which is $2,457,103 in excess of its required net capital of $319,951. The Company's net capital ratio was 0.92:1.

Independent Auditors' Report on Internal Control

To the Member and Management of
America's Growth Capital LLC:

In planning and performing our audit of the financial statements and supplemental schedule of America's Growth Capital LLC (the "Company"), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Boston, MA
August 9, 2004